

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 18, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Andy Tsui
Chief Accounting Officer
Elixir Gaming Technologies, Inc.
Unit 2B, 29/F, The Centrium
60 Wyndham Street
Central, Hong Kong

> **RE:** **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the period ended September 30, 2009**
> **File No. 001-32161**

Dear Mr. Tsui:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief